

UNITED OVERSEAS BANK 大華銀行

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 5339898 Fax (65) 5342334
www.uobgroup.com

Our ref: ANN2002'03/UOB2003/UOB-A11-retirement-lhs/atl

9 May 2003


03022568

File No. 82-2947

JUN -2 AM 7:21

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

RETIREMENT OF DIRECTOR/SENIOR DEPUTY CHAIRMAN

Dear Sir

We wish to inform that Mr Lee Hee Seng, Director and Senior Deputy Chairman of United Overseas Bank Limited and a member of its Executive, Nominating and Remuneration Committees, has retired from the Bank with effect from 8 May 2003.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

PROCESSED
JUN 19 2003
THOMSON FINANCIAL

Leo Hee Wui
Assistant Secretary

Enc

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